SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Amendment No. 1)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

Whiting Petroleum Corporation

(Name of Subject Company (Issuer) and Filing Person (Offeror))

1.25% Convertible Senior Notes due 2020

(Title of Class of Securities)

966387AL6

(CUSIP Number of Class of Securities)

Bradley J. Holly

Chairman, President and Chief Executive Officer

1700 Broadway, Suite 2300

Denver, Colorado 80290-2300

(303) 837-1661

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:

Benjamin F. Garmer, III, Esq.

John K. Wilson, Esq.

Foley & Lardner LLP

777 East Wisconsin Avenue

Milwaukee, Wisconsin 53202-5306

(414) 271-2400

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$297,000,000	$35,996.40

*

Calculated solely for purposes of determining the amount of the filing fee. The calculation of the Transaction Valuation assumes that all $300,000,000 aggregate principal amount of the Company’s outstanding 1.25% Convertible Senior Notes due 2020 are purchased at the tender offer price of $990 per $1,000 principal amount of such notes.

**	The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and equals $121.20 for each $1,000,000 of the value of the transaction.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $35,996.40.	Filing Party: Whiting Petroleum Corporation.
Form or Registration No.: Schedule TO-I.	Date Filed: August 29, 2019.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

Amendment No. 1 to Schedule TO

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO originally filed by Whiting Petroleum Corporation, a Delaware corporation (the “Company”), on August 29, 2019 (the “Schedule TO”), in connection with the Company’s offer to purchase up to $300,000,000 aggregate principal amount of its outstanding 1.25% Convertible Senior Notes due 2020 (the “Notes”), for cash in an amount equal to $990 per $1,000 principal amount of Notes purchased (exclusive of accrued and unpaid interest).

Only those items amended and supplemented are reported in this Amendment No. 1. Except as specifically provided herein, the information contained in the Schedule TO remains unchanged, and this Amendment No. 1 does not modify any of the other information previously reported on Schedule TO. You should read this Amendment No. 1 together with the Schedule TO, the Offer to Purchase dated August 29, 2019 (the “Offer to Purchase”) and the related Letter of Transmittal.

Item 4.	Terms of the Transaction.

Item 4(a) of the Schedule TO is hereby amended and supplemented as follows:

The first bullet of second paragraph of “The Terms of the Tender Offer – Conditions to the Tender Offer” of the Offer to Purchase is hereby amended and restated as follows:

•

there shall have been instituted, threatened in writing or be pending any action, proceeding or investigation (whether formal or informal) (or there shall have been any material adverse development with respect to any action or proceeding currently instituted, threatened in writing or pending) before or by any court, governmental, regulatory or administrative agency or instrumentality, or by any other person, in connection with the Tender Offer that, in the reasonable judgment of the Company, either (1) is, or is likely to be, materially adverse to the business, operations, properties, condition (financial or otherwise), assets, liabilities or prospects of the Company, or (2) would or would reasonably be expected to prohibit, prevent, restrict or delay consummation of the Tender Offer;

The fifth bullet of second paragraph of “The Terms of the Tender Offer – Conditions to the Tender Offer” of the Offer to Purchase is hereby amended and restated as follows:

•

there has occurred (1) any general suspension of, or limitation on prices for, trading in securities in the United States securities or financial markets; (2) a material impairment in the trading market for debt securities; (3) a declaration of a banking moratorium or any suspension of payments with respect to banks in the United States or other major financial markets; (4) any limitation (regardless of whether mandatory) by any government or governmental, administrative or regulatory authority or agency, domestic or foreign, or other event that, in the reasonable judgment of the Company, would or would reasonably be expected to affect the extension of credit by banks or other lending institutions; (5) a commencement of a war, armed hostilities, terrorist acts or other national or international calamity directly or indirectly involving the United States; or (6) in the case of any of the foregoing existing on the date hereof, in the reasonable judgment of the Company, a material acceleration or worsening thereof.

Item 11.	Additional Information.

Item 11(c) of the Schedule TO is hereby amended and supplemented as follows:

The first sentence of the first paragraph of “Forward-Looking Statements” of the Offer to Purchase is hereby amended and restated as follows:

This Offer to Purchase and the documents incorporated by reference herein contain statements that we believe to be “forward-looking statements.”

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 6, 2019	WHITING PETROLEUM CORPORATION

	By:	/s/ Bruce R. DeBoer
	Name:	Bruce R. DeBoer
	Title:	Chief Administrative Officer, General Counsel and Secretary

EXHIBIT INDEX

(a)(1)(A)	Offer to Purchase, dated August 29, 2019.*

(a)(1)(B)	Letter of Transmittal.*

(a)(5)	Press Release announcing the commencement of the Tender Offer, dated August 29, 2019.*

(b)	Seventh Amended and Restated Credit Agreement, dated April 12, 2018, among Whiting Petroleum Corporation, Whiting Oil and Gas Corporation, the lenders party thereto, JPMorgan Chase Bank, N.A., as Administrative Agent, and the various other agents party thereto (Incorporated by reference to Exhibit 4.1 to Whiting Petroleum Corporation’s Current Report on Form 8-K filed on April 13, 2018 (File No. 001-31899)).

(d)	Indenture, dated March 27, 2015, among Whiting Petroleum Corporation, Whiting Oil and Gas Corporation, Whiting US Holding Company, Whiting Canadian Holding Company ULC, Whiting Resources Corporation and The Bank of New York Mellon Trust Company, N.A., as Trustee, creating the 1.25% Convertible Senior Notes due 2020 (Incorporated by reference to Exhibit 4.2 to Whiting Petroleum Corporation’s Current Report on Form 8-K filed on March 30, 2015 (File No. 001-31899)).

(g)	None.

(h)	None.

*	Previously filed.

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